Exhibit 99.47

GRANDE WEST RECEIVES $5,000,000 VICINITYTM ORDER

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTCQX: GWTNF) (FRA: 6LG) – November 19, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, is pleased to announce that it has received an order from Keolis Canada (“Keolis”) for over $5,000,000.

The order from Keolis is for thirteen Vicinity clean diesel buses for delivery in 2021 and will be used for servicing the L’Assomption sector east of Montreal and includes the municipalities L’Épiphanie, L’Assomption, Saint-Sulpice, Repentigny, Charlemagne and Lavaltrie.

William Trainer, Grande West CEO stated, “The Vicinity has a strong history in Quebec and we are very pleased to be partnering with Keolis to service the surrounding Montreal areas. We expect to continue to be more active in the area as we introduce our new Vicinity EV in the coming weeks. Our new lighter duty shuttle with electric powertrain is a perfect fit for many routes under service.”

About Keolis

Keolis Canada is part of the Keolis Group which transports 3 billion passengers in 16 countries every day thanks to its 63,000 employees. The Keolis Group is a major player in the public transportation of passengers in Europe and around the world. As a world leader in operating automatic metro systems and light rail, Keolis relies on an innovation policy, that is supported by and open to all of its partners, for developing new offerings in innovative and custom shared mobility which includes trains, buses and cars, trolley buses, group TVDs, river and ocean shuttles, self-serve bicycles, car sharing, 100% electric self-driving shuttles and urban tramways.

More information about the Keolis group is available from: https://www.keolis.com/en

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world class manufacturing partners to produce the Purpose-Built Vicinity heavy duty bus available in clean diesel, gas and CNG drive systems. The Vicinity LT EV with an electric propulsion drive system is available for 2021 deliveries.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and with a strong distribution chain in the U.S., is actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

www.grandewest.com

For investor relations please contact:

Paradox Public Relations Inc.

Karl Mansour

Managing Director

Ph: (514) 341-0408 or 1-866-460-0408

IR@grandewest.com

Grande West Transportation

John LaGourgue

VP Corporate Development

Ph: 604-288-8043

IR@grandewest.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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